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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                          For the Month of January 2005
                       News Release dated January 10, 2005

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
        -----------------------------------------------------------------
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:      Form 20-F       40-F   X
                                                   -----      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                              Yes:        No:   X
                                                   -----      -----

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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE


                   ID BIOMEDICAL CLOSES FINANCING TRANSACTION


VANCOUVER, BC - JANUARY 10, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has closed its asset backed loan transaction with Vancouver-based Second City Capital Partners (SCC) for proceeds of US $60 million. ID Biomedical has used the proceeds to repurchase approximately 4.9 million subscription receipts held by Shire BioChem Inc. that were issued in connection with the Company's acquisition of the vaccine business of Shire Pharmaceuticals Group, plc. All conditions precedent to this transaction have now been satisfied and the subscription receipts have been cancelled.


ABOUT ID BIOMEDICAL


ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.


ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.


For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

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                                                                             2.

ABOUT SECOND CITY CAPITAL PARTNERS

Second City Capital Partners is a leading independent provider of innovative, tailored financial solutions to mid-market companies in North America. It provides equity and mezzanine capital for companies in a broad range of industries to support buyouts, acquisitions, recapitalizations, and organic growth. The Fund is headquartered in Vancouver, BC, with offices in Los Angeles and Denver. The Fund targets later stage companies in the middle market segment with a focus on value opportunities in Canada, Midwest and Western United States.

For additional information, please visit www.secondcitycapital.com.
                                         -------------------------

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the closing of the loan transaction and the repurchase of the subscription receipts described herein, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

                                     - 30 -


For further information, please contact:

INVESTOR RELATIONS/MEDIA
Dean Linden                                       Michele Roy
(604) 431-9314                                    (450) 978-6313
dlinden@idbiomedical.com                          mroy@idbiomedical.com

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ID Biomedical Corporation


                                  By: /s/ Anthony F. Holler
                                     ------------------------------------------
                                     Anthony F. Holler, Chief Executive Officer

Date: January 10, 2005